EX-28.d.2.o.ii

EXHIBIT B

NVIT MANAGED SERIES FUNDS

This Exhibit B shall relate solely to the following series of the Trust:

•	NVIT Managed American Funds Asset Allocation Fund

•	NVIT Managed American Funds Growth-Income Fund

Each of the aforementioned series shall be referred to herein as a “Managed Fund,” and collectively as the “Managed Funds.”

Each Managed Fund consists of two main components. The Core Sleeve, which constitutes a majority of each Managed Fund’s assets, operates as a fund-of-funds. The remainder of each Managed Fund consists of a separate sleeve known as the “Volatility Overlay,” which invests in short-term fixed-income securities and cash and uses stock index futures to hedge against stock market risks and/or to increase or decrease a Managed Fund’s overall exposure to equity markets. The short-term fixed-income securities and cash will be used to meet margin requirements and to otherwise provide collateral for each Volatility Overlay’s futures positions.

In contrast to its obligations under the Subadvisory Agreement with respect to other series of the Trust, the Subadviser’s role as subadviser to the Managed Funds shall be more limited, as more particularly described herein. Management of each Managed Fund’s Volatility Overlay, and the decisions of whether to increase or decrease a Volatility Overlay’s equity exposure, will be determined by a proprietary algorithm that was developed by Nationwide Life Insurance Company. The Adviser shall administer the algorithm and make the necessary calculations that will determine each Managed Fund’s overall exposure to equity markets. The Adviser will not simply provide the Subadviser with trade instructions. Instead, on a day-to-day basis the Adviser will advise the Subadviser of the index notional exposure required for each futures position, expressed as a percentage of each Managed Fund’s total assets. Upon receipt of such advice, the Subadviser shall be responsible for executing trades to meet the target futures position requirements, including selecting the various futures contracts and the timing of the placement of the trades, as well as selecting the appropriate futures brokers based on best execution considerations. The Subadviser shall also be responsible for maintaining all outstanding margin accounts with futures commission merchants for which the Adviser has granted Subadviser trading authority and residual cash, although to the extent that residual cash is invested in a money market fund cash sweep vehicle or other cash sweep vehicle, the Adviser shall select the cash sweep vehicle in which such cash would be invested. The Subadviser also will be required to monitor the value of each Managed Fund’s futures positions and short-term investments/cash positions. The details of the daily communications among the Adviser, the Subadviser and the Managed Funds’ other service providers (as applicable), along with the activities related thereto, are more specifically provided in a separate Service Level Document.

In view of the Subadviser’s more limited role as subadviser to each Managed Fund’s Volatility Overlay, the Adviser recognizes that the Subadviser’s compliance with certain provisions of the Subadvisory Agreement is not possible. Accordingly, pursuant to Section 2(b) of the Subadvisory Agreement, the Adviser provides the Subadviser with the following instructions and directions with respect to each Managed Fund:

1.	The Subadviser’s obligations under Section 2(a), entitled “Duties of Subadviser – Investments,” shall not apply to the extent inconsistent with the Subadviser’s provision of services as described herein.

2.	The Adviser, and not the Subadviser, shall be responsible for performing quarterly and annual tax compliance tests to ensure that each Managed Fund is in compliance with Subchapter M and Section 817(h) of the Internal Revenue Code.

3.	The Adviser, and not the Subadviser, shall be responsible for the voting of proxies of issuers whose securities are held in each Managed Fund.

4.	The Adviser, and not the Subadviser, shall be responsible for the segregation of assets and the monitoring thereof in compliance with Section 18(f) of the Investment Company Act of 1940.

5.	The Adviser has claimed exclusion from the definition of “commodity pool operator” under Rule 4.5 of the Commodity Exchange Act and is therefore exempt from registering as a commodity pool operator. The Adviser, and not the Subadviser, shall be responsible for monitoring of futures positions for purposes of compliance with the de minimis trading thresholds in Rule 4.5.

With the exception of these items specified above, all of the Subadvisers obligations under the Subadvisory Agreement shall continue in full force and effect. The Subadviser shall not be liable, and the Adviser agrees to hold the Subadviser harmless, for any act (or failure to act) the Subadviser takes in reasonable reliance on the terms of this Exhibit B.

2